                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                Arena Group Inc
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                               _____288498108_____
                                 (CUSIP Number)

                                  Scott Newman
                                  ------------
                    51 Westmount Drive, Livingston, NJ 07039
                                 (973) 581-7150
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 1998
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /1

Check the following box if a fee is being paid with the statement: / /2 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   288498108

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SCOTT NEWMAN                                          / /
--------------------------------------------------------------------------------

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                  (a)                             / /

                                  (b)                             /X/

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  3         SEC USE ONLY


--------------------------------------------------------------------------------
  4         SOURCE OF FUNDS*
                                                                       / /
            OO
--------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       / /

--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION


            United States
--------------------------------------------------------------------------------
   NUMBER OF                7       SOLE VOTING POWER
    SHARES                          733,333 (see items 2 and 5 of attached
  BENEFICIALLY                      schedule)
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
--------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
--------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                    733,333 (see items 2 and 5 of attached
                                    schedule)
--------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

CUSIP NO.   288498108

--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON

                 733,333
--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.04%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                                                       / /

CUSIP NO.   288498108

Item 1.  SECURITY AND ISSUER

     This is a statement on Schedule 13D relating to the Common Stock, $.001 par value ("Common Stock"), of Elligent Consulting Group, Inc. (the "Company"), the principal executive offices of which are located at 152 West 57th Street, 40th Floor, New York, New York 10019.

Item 2.  IDENTITY AND BACKGROUND

     The person filing this Statement is Scott Newman ("Newman") an individual who is a citizen of the United States. Newman's residential address is 51 Westmount, Livingston, New Jersey 07039. Newman's principal occupation is that of computer consultant.

     At no time during the past five years has the person filing this Statement been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS
         OR OTHER CONSIDERATION

     The Securities were acquired by Newman as part of a Plan and Agreement of Merger dated August 1, 1998 among Patra Capital Limited, a Delaware corporation and a subsidiary of the Company ("Patra"), Patra Holdings LLC, a Delaware limited liability company ("Patra Holdings"), Conversion Services International, Inc. a Delaware corporation ("CSI"), Newman and Glenn Peipert ("Peipert"). (Newman and Peipert are collectively referred to hereinafter as the "Sellers"). The Plan and Agreement of Merger shall be filed as an Exhibit to the most recent 8-K of Elligent and is incorporated herein by reference.

     The Plan and Agreement of Merger provides that the holders of the Outstanding CSI Common Stock shall, by virtue of the merger of CSI. with and into Patra (the "Merger") and without any action on the part of the holders thereof, receive, as part of the consideration for the Merger, an aggregate of 1,100,000 shares of

CUSIP NO.   288498108

Common Stock of the Company, par value $.001. The Sellers own all the Outstanding CSI Common Stock. On September 21, 1998 the Certificate of Merger was filed with the Secretary of State of the State of Delaware, the Merger became effective and 733,333 shares of Common Stock of the Company were issued to Newman. See also, Items 4 and 5.

Item 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of Common Stock by Newman was to facilitate the Merger, whereby the separate existence of CSI ceased and Patra Capital Limited continued as the surviving corporation in the Merger. The person filing this Statement intends to continuously review its investment and may, depending upon various factors, including general economic conditions, monetary and stock market conditions, regulatory conditions and future developments affecting the Company, acquire additional shares of Common Stock in open market or private transactions or sell any or all of the shares of Common Stock now owned or hereafter acquired by them.

     Except as set forth above, the person filing this Statement have no present plans or proposals to take any action enumerated in the instructions to Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE COMPANY

     Newman owned Common Stock at the close of business on September 21, 1998, as follows:


                                              Total Amount
                         Number of            of Funds
                         Shares of            Used For
                         Common Stock         Purchases of
Name                     (Percentage)         Common Stock
----                     ------------         ------------

Scott Newman             733,333 (5.04)       See Item 3



         See also, Item 2.

     Except as set forth in this Statement, the person filing this Statement
(a) does not beneficially own or has rights to acquire, shares of Common Stock of the Company, or (b) has not engaged in transactions in shares of Common Stock of the Company within the past 60 days.

CUSIP NO.   288498108


                                    SIGNATURE

     The undersigned certifies that to the best of its, his or her knowledge and belief, the information set forth in this Statement is true, complete and correct.


 /s/ Scott Newman
--------------------------
       SCOTT NEWMAN



September 29, 1998


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